SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07025190

June 28, 2007

Our contact
Marianne Bergström

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2007
WASH., D.C.
200

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 23, June 26 and 28, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

SUPPL

Published	Item	Document name	Required by
May 23, 2007	Press Release	Skanska to develop and Build offices in Sundbyberg -invests a total of about SEK 300 M	law and by the listing agreement with Stockholm Stock Exchange
June 26, 2007	Press Release	Skanska awarded design-build road contract in UK for GBP 40 M, SEK 545 M	law and by the listing agreement with Stockholm Stock Exchange
June 28, 2007	Press Release	Skanska signs syndicate credit facility of EUR 750 million	law and by the listing agreement with Stockholm Stock Exchange
June 28, 2007	Press Release	Skanska sells ongoing office Project in Malmö	law and by the listing agreement with Stockholm Stock Exchange

dw 7/13

Press Release

June 28, 2007

Skanska sells ongoing office project in Malmö

Skanska is selling an ongoing office project at Universitetsholmen in Malmö, Sweden. The buyer is Vital Forsikring ASA, Norway's largest life insurance company.

In accordance with Skanska's information policy the purchase price or capital gain is not disclosed for commercial development projects under construction. The development gain will be reported in the quarterly reports as project completion progresses.

The transaction involves the new Court of Appeals building in the Flundran 2 block at Universitetsholmen. The 10,000-square-meter building is currently under construction. The project was started at year-end 2006 and will be completed in the third quarter of 2008. Skanska's investment amounts to approximately SEK 255 M. The Swedish National Courts Administration has signed a 20-year lease for the entire property.

"We have managed to lease the project before initiating construction and sell it during ongoing production. This confirms that we have succeeded in our effort to develop premises that are attractive to both users and investors," says Richard Hultin, President of Skanska Öresund. "Demand for offices is strong and we foresee favorable possibilities to continue project development at Universitetsholmen."

In addition to the Appeals Court of Skåne and Blekinge counties, the Rent-Control Administration and Swedish Government Offices will operate in the building.

The new Court of Appeals building near the Malmöhus Castle was designed by Kim Holst Jensen at the Danish Architect firm SHL. Skanska Sweden is carrying out the construction.

Skanska Commercial Development Nordic Region is one of 14 business units within Skanska. Its task is to initiate and develop property projects involving offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund, tel +46 70 673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Press Release

June 28, 2007

Skanska signs syndicated credit facility of EUR 750 million

Skanska has signed a syndicated credit facility totaling EUR 750 million, corresponding to approximately SEK 7 billion. The agreement has a maturity of seven years. The credit facility was signed by Skanska Financial Services AB, with Skanska AB as the guarantor. The facility, which will be used primarily as a strategic borrowing reserve, can be utilized in a number of currencies, including EUR, USD and GBP.

The creditors are 15 international commercial banks.

For further information please contact:

Anders Årling, President, Skanska Financial Services AB,
tel +46-8-504 368 78
Pär Lageryd, Head of Treasury, Skanska Financial Services AB,
tel +46-8-504 352 04
Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46-8-753 88 01

This and previous releases can also be found at www.skanska.com

Press Release

June 26, 2007

Skanska awarded design-build road contract in UK for GBP 40 M, SEK 545 M

Skanska has been awarded a contract to design and construct the A354 Weymouth Relief Road in the United Kingdom. The contract amount is GBP 40 M, approximately SEK 545 M, which is included in order bookings for the second quarter of 2007. The customer is Dorset County Council.

The project will be undertaken in two phases under a so-called Early Contractor Involvement (ECI) agreement. This means that in the first phase the Skanska team will work with Dorset County Council to develop the scheme and, in phase two, Skanska will be responsible for the construction due to begin in early 2008. Completion is scheduled for 2011.

The 10-kilometer-long road project will include nine road bridges, improvement of existing roads and construction of a parking facility for 1,000 cars and new pedestrian, cyclist and equestrian paths, as well as landscaping and planting along the stretch.

The scheme will ease congestion and provide an important transport link for the sailing events in 2012.

Skanska UK reported revenues of SEK 12.3 billion in 2006, with about 5,000 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden, and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

May 23, 2007

Skanska to develop and build offices in Sundbyberg – invests a total of about SEK 300 M

Skanska is developing new office premises in Sundbyberg in northern Stockholm. The office property, which comprises 10,000 square meters of rentable floor space, is scheduled for completion in spring 2009. Skanska's investment amounts to about SEK 300 M.

The office building will be constructed at Sturegatan 1 in central Sundbyberg, directly adjacent to convenient commercial services and very good public transportation.

"With Sundbyberg's train station, nearby bus terminal and subway, Sturegatan is a highly attractive location for employees and visitors. The demand for new and modern office premises is rising in the Stockholm area and we are looking forward to adding this profile property," says Håkan Danielsson, President of Skanska Fastigheter Stockholm.

The building will be seven stories high and in addition to office premises about 120 parking spaces will be available in an underground garage. The construction project is being carried out by Skanska Sweden and is scheduled to begin in June 2007. Pre-leasing of premises will be carried out successively during completion of the project.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm AB,
tel +46 70 553 80 70
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END